UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date February 11, 2014	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations
News Release	February 11, 2014

TASMAN ANNOUNCES FIRST TRANCHE PRIVATE PLACEMENT CLOSING AND OVERSUBSCRIPTION

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS). The Company is pleased to announce that further to its news release of January 22, 2014, the Company has closed the first tranche of its private placement financing (the “First Tranche”) and has issued 3,875,863 units at a price of CDN$1.10 per unit (the “Unit”) for gross proceeds of CDN$4,263,449.30.  Each Unit consists of one common share and one non-transferable common share purchase warrant.  Each non-transferable common share purchase warrant exercisable at a price of CDN$1.50 per common share for a period of three years expiring on February 11, 2017.

The net proceeds of the private placement are expected to be used to advance work on the Company’s Norra Karr and Olserum projects and for general working capital purposes.

The Company has paid finders a cash commission of 7% of certain proceeds and will issue up to 9,450 non-transferable finder’s warrants with each finder’s warrant having the same terms as the warrants issued under this private placement financing. The Company has also issued 192,000 compensation options exercisable into Units to one finder with each unit having the same terms as the Units issued under this private placement financing.

Under the First Tranche closing, Mr. Mark Saxon, President, CEO and a director of the Company, has purchased 10,000 Units for gross proceeds of $11,000.  Mr. Saxon now holds approximately 4.19% of the issued and outstanding shares of the Company on a non-diluted basis.  Mr. Robert Atkinson, a director of the Company, has purchased 50,000 Units for gross proceeds of $55,000.  Mr. James Powell, Vice-President of Corporate Development for the Company, has purchased 23,000 Units for gross proceeds of $25,300.

The securities issued under the private placement will be subject to a four-month hold period expiring on June 12, 2014.

The Company anticipates closing a second tranche of its private placement financing (the “Second Tranche”) in March. The Second Tranche is intended to include two TSX Venture Exchange listed issuers, Caymus Resources Inc. (“Caymus”) and Ava Resources Corp. (“Ava”).  It is anticipated that Caymus and Ava will collectively subscribe for approximately 1,032,102 Units in the Second Tranche.  Caymus and Ava have announced their intentions to wind-up their operations after their subscription in the Second Tranche and to distribute the Units to their shareholders outside the United States (and cash is lieu of Units to their shareholders outside the United States) in liquidation.  The closing of Caymus’ and Ava’s proposed transactions is subject to a number of conditions, including but not limited to, the receipt of all requisite regulatory approvals, including final exchange acceptance, and the approval of the shareholders of each of Caymus and Ava.  As a result of Caymus’ and Ava’s winding-up transactions, it is anticipated that, on closing of the Second Tranche, Mr. DeMare, an officer, director and shareholder of the Company who is also a director and shareholder of both Caymus and Ava, will acquire 3,154 Units as a result of his shareholdings in Caymus and 1,502 Units as a result of his shareholdings in Ava.

Caymus’ and Ava’s subscription in the Second Tranche will result in the private placement financing being oversubscribed by 367,511 Units for additional gross proceeds of $404,262.  Subject to regulatory approval, finder’s fees consisting of cash and units may be paid in connection with the Second Tranche closing.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, delays resulting from or inability to obtain required regulatory approvals in connection with the private placement, the ability of the Company to close the private placement, the ability of Caymus and Ava to participate in the private placement, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.